Exhibit 12.1

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands of Ps., except ratios)

	June 30, 2005	June 30, 2004	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2002
Income Before Income Tax & Profit Sharing	564,579	492,808	1,074,949	517,894	88,534

Interest Expense	95,818	61,840	133,601	118,977	133,243

Ratio of Earnings to Fix Charges	5.9x	7.0x	8.0x	4.4x	0.7x

The ratio of earnings to fixed charges represents earnings divided by fixed charges.  Earnings are defined as earning before income taxes, minority interest and cumulative effect of change in accounting principle, plus fixed charges and amortization of interest capitalized, less interest capitalized; fixed charges are defined as the sum or interest expensed and interest capitalized, plus amortized premiums, discounts and capitalized expenses related to indebtedness.